[redacted]

BB 2/20

SEC Mail
Mail Processing
Section

FEB 19 2008

Washington, DC
105

UNITED S
SECURITIES AND EXCH
Washington,]

08025925

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65820

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MOFFAT CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

765 N. Island Dr. NW
(No. and Street)

Atlanta (City) GA (State) 30327 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Seth Twum & Co., PC.
(Name – *if individual, state last, first, middle name*)

2971 Flowers Rd. Suite 221 (Address) Atlanta (City) GA (State) 30341 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 25 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Douglas Moffat, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Moffat Capital LLC, as of Dec 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

JOHN P. PFAFF
MY COMMISSION EXPIRES
APR. 20 2008
FULTON COUNTY, GEORGIA
NOTARY PUBLIC

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SETH TWUM
& Company, P.C.

2971 Flowers Rd. S., Suite 221, Atlanta, GA 30341
Tel: 770.451.1118 Fax: 770.451.6815

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Moffat Capital LLC
765 N. Island Drive
Atlanta
GA 30327

We have audited the accompanying balance sheet of Moffat Capital LLC as of December 31, 2007, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Moffat Capital LLC of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I,II,III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Seth Twum & Co

Seth Twum & Co. PC

Atlanta, Georgia

February 7, 2008

Independent Auditor's Report on Supplementary Information Required by Rule 17a-5 of the Securities Exchange and Commission

Moffat Capital LLC
765 N. Island Drive
Atlanta
GA 30327

We have audited the accompanying financial statements of Moffat Capital LLC, for the year ended December 31, 2007, and have issued our report thereon dated February 7, 2008. Our audit was conducted for the purposes of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material aspects in relation to the basic financial statements taken as a whole.

Seth Twum & Co. CPA

Atlanta, Georgia

February 7, 2008

Moffat Capital LLC
765 N. Island Drive
Atlanta
GA 30327

In planning and performing our audit of the financial statements and the supplemental schedules of Moffat Capital LLC (the Company), for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payments for the securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements inconformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 193 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Seth Twum & Co. PC

Atlanta, Georgia

February 7, 2008

Moffat Capital LLC
Notes to the Financial Statements
December 31, 2007

Summary of Significant Accounting Policies

Basis of Accounting

It is Company Policy to prepare its financial statements using the accrual method of

Revenue Recognition

Fees for professional services are recognized at the time such services are rendered.

Property and Equipment

Assets are stated at cost and depreciation is computed on both straight-line and accelerated method over their estimated useful lives of three to five years.

Concentration of Risk

Moffat Capital LLC maintains its bank account with Wachovia Bank . Management believes that Moffat Capital is not exposed to any significant credit risk relating to the NASD CRD account.

Moffat Capital LLC

Balance Sheet as at 31 December 2007

	$
ASSETS	
Current Assets	32,361.73
Moffat Capital - Minimum Capital	6,618.12
Moffat Capital - Checking	25,373.61
NASD CRD Account	145.00
Accounts Receivable	225.00
Fixed Assets	613.02
Computer Software	1,071.00
Furniture & Fixtures	1,115.14
Accumulated Depreciation - Software	(1,323.88)
Accumulated Depreciation - Furniture & Fixtures	(249.24)
Other Assets	
Organizational Expenses	381.00
TOTAL ASSETS	33,355.75
Liabilities & Equity	
Current Liabilities	1,450.00
Accrued Expenses	1,450.00
Equity	31,905.75
Common Stock	12,000.00
Investments	23,993.72
Accumulated Loss	(24,779.08)
Net Income	20,691.11
TOTAL LIABILITIES & ASSETS	33,355.75

Moffat Capital LLC

Income Statement for the Year Ended 31 December 2007

		$
Income		45,900.00
	Management Income	900.00
	Consulting Fees	10,000.00
	NASD Rebate	35,000.00
Expenses		9,048.58
	Amortization	65.00
	Audit Fee	1,400.00
	Bank Charges	11.00
	Contributions	200.00
	Depreciation	481.62
	Dues and Subscription	1,215.35
	Insurance	346.00
	Licenses & Permits	1,540.00
	Office Supplies	116.01
	Postage	231.60
	Professional Development	475.00
	Professional Fees	160.00
	Storage	144.00
	Telephone	2,304.40
	Travel	358.60
Net Income Before Interest & Tax		36,851.42
	Interest Income	39.69
Net Income After Interest & Before Tax		36,891.11
	Tax Paid	16,200.00
Net Income After Interest & Tax		20,691.11

Moffat Capital LLC

Statement of Cashflows for the Year Ended 31 December 2007

	$
OPERATING ACTIVITIES	
Net Income	20,691.11
Adjustments to reconcile Net Income to net cash provided by operations:	
Amortization	65.00
Depreciation	481.62
Increase in Accounts Receivable	(225.00)
Increase in Current Liabilities	0.00
Net Cash provided by Operating Activities	21,012.73
INVESTING ACTIVITIES	
Furniture & Fixtures	0.00
Net Cash provided by Investing Activities	0.00
FINANCING ACTIVITIES	
Investments	0.00
Net Cash provided by Financing Activities	0.00
NET CASH INCREASE FOR THE PERIOD	21,012.73
CASH AT THE BEGINNING OF THE PERIOD	11,124.00
CASH AT THE END OF THE PERIOD	32,136.73

Computation of Net Capital Reserve Requirement Under Rule 15c3-3 of the Securities and Exchange Commission

In terms of the provisions of SEC Rule 15c3-3 subparagraph (k)(2)(i), Moffat Capital LLC is exempt from computing the Net Capital Reserve Requirement as at December 31, 2007.

Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

In terms of the Securities and Exchange Commission's Net Capital Rule, which requires the maintenance of minimum net capital, there is no material difference, between Moffat Capital LLC audited Computation of Net Capital and the broker-dealer's corresponding Unaudited Part II A of the Focus Report, as at December 31, 2007.

Moffat Capital LLC

Computation of Aggregate Indebtedness as at 31 December 2007

		$
Total Liabilities from Statement of Financial Condition		1,450.00
Drafts for immediate credit		0.00
Market Value of securities borrowed for which no equivalent value is paid or credted		0.00
Other unrecorded amounts		0.00
Total aggregate indebtedness		1,450.00
Percentage of aggregate indebtedness to Net Capital	(A/B)	**4.75%**
Total aggregate indebtedness	A	1,450.00
Net Capital	B	30,541.73

Moffat Capital LLC

Computation of Net Capital Reserve Requirement as at 31 December 2007

A	Minimum Net Capital Requirement	68.84
B	Minimum dollar net capital requirement	5,000.00
	Net Capital Requirement (Greater of A or B)	5,000.00

Minimum Capital Account information

Wachovia Bank

Balance at 31 December 2007	**$6,618.12**

Reconciliation of Net Capital and Net Capital Reserve Rquirement

Excess Net Capital		25,541.73
	Net Capital	30,541.73
	Net Capital Requirement	5,000.00
Excess Minimum Net Capital Investment		1,618.12
	Net Capital Reserve Requirement	5,000.00
	Minimum Capital Account	6,618.12

Moffat Capital LLC

Computation of Net Capital as at 31 December 2007

	$
Total Ownership equity from Statement of Financial Condition	31,905.75
Less	
Ownership Equity not allowable for Net Capital	0.00
Total Ownership Equity qualified for Net Capital	31,905.75
Add	0.00
Liabilities subordinated to claims of general creditors allowable in computation of net capital	0.00
Other deductions	0.00
Total capital and allowable subordinated liabilities	31,905.75
Total nonallowable assets from Financial condition	1,364.02
NASD CRD Account	145.00
Software Asset	613.02
Accounts Receivable	225.00
Organizational Expenses	381.00
Net Capital	30,541.73

Moffat Capital LLC

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

31 December 2007

	$
Balance at the beginning of the year	0.00
Cash borrowings:	
1. from outsiders	0.00
2. Includes equity subordination	0.00
Securities borrowings, at market value:	
1. from outsiders	0.00
Pursuant to secured demand note collateral agreements:	
1. from outsiders	0.00
2. Includes equity subordination	0.00
Exchange memberships contributed for use of company, at market value	0.00
Accounts and other borrowings not qualified for net capital purposes	0.00
Balance at the end of the year	0.00

Moffat Capital LLC

Statement of Changes in Stockholders' Equity

31 December 2007

	$
Balance at the beginning of the year	11,214.64
Additional paid-in capital	0.00
Net Income	20,691.11
Balance at the end of the year	31,905.75

END